11016617

RECEIVED
2011 JUN 20 AM 11: 31
SEC / TM

CM C
6/20/11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41505

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Melvin Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 West Jackson Blvd; Suite 2110
(No. and Street)

Chicago (City) Illinois (State) 60604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Tim Salata (312)895-7440
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bradford R. Dooley & Associates
(Name – *if individual, state last, first, middle name*)

209 West Jackson Blvd; Suite 404 (Address) Chicago (City) Illinois (State) 60606 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Tim Salata, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Melvin Securities, LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Sworn and subscribed to me on the 23rd day of February, 2011.

Erica C. Tebo
Notary Public

Timothy J Salata
Signature

Controller
Title

OFFICIAL SEAL
ERICA C TEBO
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires Jan. 20, 2015

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRADFORD R. DOOLEY & ASSOCIATES
Accountants and Auditors
209 WEST JACKSON BLVD; SUITE 404
CHICAGO, ILLINOIS 60606

Member
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

TELEPHONE
(312) 939-0477

FAX
(312) 939-8739

INDEPENDENT AUDITOR'S REPORT

To the Members
Melvin Securities, LLC
Chicago, Illinois 60604

We have audited the accompanying statement of financial condition of Melvin Securities, LLC as of December 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Melvin Securities, LLC as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Bradford R. Dooley & Associates

Chicago, Illinois
February 23, 2011

MELVIN SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2010

ASSETS

Cash and cash equivalents	$ 389,828
Receivable from broker/dealers and clearing organizations	148,118
Deposit with clearing organizations	100,000
Furniture and equipment, at cost	
(net of accumulated depreciation of $30,004)	40,468
Other assets	44,507
Total assets	$ 722,921

LIABILITIES AND MEMBERS' CAPITAL (DEFICIT)

Liabilities	
Accrued compensation	$ 324,096
Accounts payable, accrued expenses and other liabilities	189,381
	513,477
Subordinated Borrowings	500,000
Members' Capital (Deficit)	(290,556)
Total liabilities and members' capital (deficit)	$ 722,921

The accompanying notes are an integral part of these financial statements.

MELVIN SECURITIES, LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

NOTE 1 ORGANIZATION

Nature of Business Melvin Securities, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA), conducting business as an institutional broker. The Company is also registered as an introducing broker with the National Futures Association. All securities transactions are carried and cleared by other broker-dealers on a fully disclosed basis. The Company also participates in securities underwritings.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by an institutional broker.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES

A summary of significant accounting policies which have been followed by Melvin Securities, LLC in preparing the accompanying financial statements is set forth below.

Accounting Policies The Company follows accounting standards set by the Financial Accounting Standards Board (the FASB). The FASB sets generally accepted accounting principles (GAAP) that the Company follows to ensure consistent reporting of financial condition, results of operations, and cash flows. References to GAAP issued by the FASB in these footnotes are to the *FASB Accounting Standards Codification,*™ sometimes referred to as the Codification or ASC. The FASB finalized the Codification effective for periods ending on or after September 15, 2009.

Use of Estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition Securities transactions and related income and expenses are recorded on the trade date basis as if they had settled. Net trading gains (losses) include realized and unrealized trading gains and losses, interest income, interest expense, dividend income, and dividend expense. Underwriting fees are recorded at the time the underwriting is completed and the income is reasonably determinable. Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Cash Equivalent Cash and cash equivalents include highly liquid instruments with original maturities of three months or less.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES (continued)

Furniture and Equipment Furniture and equipment are recorded at cost. Depreciation expense is provided using the straight-line method over the estimated useful lives of the assets.

Income Taxes FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2010 management has determined that there are no material uncertain income tax positions.

NOTE 3 RECEIVABLES FROM BROKER-DEALERS & CLEARING ORGANIZATIONS

At December 31, 2010, receivables from broker-dealers and clearing organizations consist of:

Cash	$ 42,871
Commissions Receivable	105,247
Total	$ 148,118

NOTE 4 BENEFIT PLAN

The Company participates in the 401(k) profit sharing plan of one of the members. Voluntary contributions by participants are permitted, subject to certain statutory limitations. The Company makes matching contributions of 50% of the first $6,000 of the participant's contributions. The Company may also make discretionary contributions. The Company utilized prior years matching contributions forfeitures to partially cover the aggregate 401(k) profit sharing plan contribution for 2010. The remainder of the aggregate 401(k) profit sharing plan contribution was $19,742, all of which was included in accounts payable, accrued expenses and other liabilities on the statement of financial condition.

NOTE 5 EMPLOYEE LEASING

The Company entered into a Service Agreement with a professional employer organization dated March 16, 2009, whereas the Company's employees are new employees of the professional employer organization who are assigned to the Company. Under the terms of the Service Agreement, the Company still controls the conduct of the business in all respects and has the right to accept or cancel the assignment of any employee at any time. The professional service organization is responsible for all payroll processing and certain human resources duties. These duties are performed for a nominal fee.

NOTE 5 EMPLOYEE LEASING (continued)

The initial term of the Service Agreement is one year and renews automatically for additional one-year terms unless one of the parties terminates the Service Agreement. Either party can terminate the agreement at any time by providing 30 days advance written notice. If the Company were to terminate without giving proper written notice, an early termination fee of $500 per employee, based on employees reported over the prior four months, would be assessed.

Employee compensation and related benefits have been recorded in a manner consistent with prior periods.

NOTE 6 SUBORDINATED BORROWINGS

The Company has borrowings subordinated to claims of general creditors which consist of a subordinated loan from a member totaling $500,000 with a due date of July 31, 2012 and interest rate of 10 percent.

For the year ended December 31, 2010, interest earned by the member on the subordinated borrowings amounted to $50,000, all of which is included within accounts payable, accrued expenses and other liabilities on the statement of financial condition at December 31, 2010.

FINRA, the Company's Designated Self-Regulatory Organization, has approved this borrowing as acceptable regulatory capital. This liability is subordinated to the claims of present and future general creditors, and the loan agreement provides that the notes cannot be repaid if such repayments will cause the Company to fail to meet the minimum net capital requirements established by the SEC.

NOTE 7 COMMITMENTS, CONTINGENCIES & INDEMNIFICATIONS

The Company has entered into an operating lease agreement for its office space that will expire in April 2015 and will require minimum annual rentals as follows:

Year-Ended December 31,	
2011	$ 139,928
2012	144,125
2013	148,449
2014	152,903
2015	51,467
Total	$ 636,872

The total occupancy rental expense included in the statement of operations for the year ended December 31, 2010 was $186,249. For financial reporting purposes, rental expense is recognized on a straight-line basis over the term of the lease. Deferred rent is recognized for the difference between rent expense and the rent paid over the life of the term of the lease.

NOTE 7 COMMITMENTS, CONTINGENCIES & INDEMNIFICATIONS (continued)

At December 31, 2010, included in accounts payable, accrued expenses and other liabilities on the statement of financial condition is $49,016 related to the aforementioned deferred rent.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

In the normal course of business, the Company is subject to various litigation and arbitration matters. These matters are vigorously defended and management believes numerous meritorious defenses exist. Management does not believe the eventual outcome of this litigation in the aggregate will have a material adverse effect on the Company's financial statements.

The Company has agreed to indemnify its clearing brokers for losses that the clearing brokers may sustain from the customer accounts introduced by the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these agreements and has not recorded a contingent liability in the financial statements for these indemnifications.

NOTE 8 FINANCIAL INSTRUMENTS WITH OFF BALANCE-SHEET RISK & CONCENTRATION OF CREDIT RISK

Since the Company does not clear its own securities and futures transactions, it has established accounts with clearing brokers for this purpose. This can and often does result in a concentration of credit risk with these firms. Such risk, however, is mitigated by each clearing broker's obligation to comply with rules and regulations of the SEC.

The Company maintains cash at a financial institution where the total cash balance is insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per depositor, per bank. At any given time, the Company's cash balance may exceed the balance insured by the FDIC. The Company monitors such credit risk at the financial institution and has not experienced any losses related to such risks to date.

NOTE 9 NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would

NOTE 9 NET CAPITAL REQUIREMENTS (continued)

exceed 10 to 1. At December 31, 2010, the Company had net capital of $124,469 which was $24,469 in excess of its required net capital of $100,000. The Company's net capital ratio was 3.66 to 1.

NOTE 10 OPERATING RESULTS & FINANCIAL CONDITION

Management of the Company has identified plans and activities for the Company to continue as a going concern. The Company has several underwriting transactions expected to close during 2011 whereby it is participating and sharing in expected revenues. Also, management of the Company continues to focus on reducing operating expenses. In addition, the Company's members have committed to continued support to fund the Company's operations.

NOTE 11 SUBSEQUENT EVENTS

In accordance with the provisions set forth in FASB ASC Topic 855, *Subsequent Events*, management has evaluated subsequent events through February 23, 2011 the date the financial statements were available for issuance. The Company has withdrawn from the National Futures Association on December 14, 2010. The termination was finalized on January 13, 2011.

BRADFORD R. DOOLEY & ASSOCIATES
Accountants and Auditors
209 WEST JACKSON BLVD; SUITE 404
CHICAGO, ILLINOIS 60606

Member
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

TELEPHONE
(312) 939-0477

FAX
(312) 939-8739

To the Members
Melvin Securities, LLC

In planning and performing our audit of the financial statements of Melvin Securities, LLC (the Company) as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against

loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

The Company's net capital was below the minimum net capital requirement on some occasions during 2010. Management of the Company has provided notices related to the aforementioned net capital violations to both the SEC and the Financial Industry Regulatory Authority. Management has informed us that they are implementing additional procedures to ensure future net capital compliance is maintained.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC and CFTC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, the CFTC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Bradford R. Dooley & Associates

Chicago, Illinois
February 23, 2011